EXHIBIT 99

News

RiT TECHNOLOGIES REPORTS Q4 2006 RESULTS

– Strongest Enterprise Year: 30% Increase in Enterprise Sales,
54% Gross Margin and a Return to Profitability in Q4 –

Tel Aviv, Israel – February 1, 2007 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced financial results for the fourth quarter and full year ended December 31, 2006.

Financial Results
Revenues for the fourth quarter of 2006 were $7,111,000, an increase of 17% compared with $6,062,000 for the third quarter of 2006 and comparable with $7,071,000 for the fourth quarter of 2005. This was the Company’s best ever quarter and year of Enterprise sales. Gross margin for the quarter was 54% compared with 50% for the third quarter of 2006 and 52% for the fourth quarter of 2005, reflecting strong sales of intelligent infrastructure solutions via RiT’s direct sales force and OEM partners.

Net income for the fourth quarter of 2006 was $101,000, or $0.01 per share (basic and diluted), compared with net loss of $238,000, or $0.02 per share (basic and diluted) for the third quarter of 2006. Net income for the fourth quarter of 2005 was $225,000, or $0.02 per basic share ($0.01 diluted share).

Revenues for 2006 were $25,092,000 compared with $27,852,000 for 2005. Net loss for the period was $1,722,000, or $0.12 per share (basic and diluted) compared with net income of $1,403,000, or $0.10 per basic share ($0.09 per diluted share), for 2005.

At year end and in order to be compliant with SFAS 123(R), the Company reexamined the manner in which it calculates the expense for stock-based compensation. As a result, the Company’s total annual revised results reflect a non-cash expense of $500,000.

Comments of Management

Commenting on the results, Mr. Doron Zinger, RiT’s President and CEO, said, “The fourth quarter was a strong end to a year during which we succeeded in establishing our Enterprise business as a solid and profitable platform for the Company’s future growth. The quarter’s results reflect continually increasing sales of our PatchView solutions, demonstrating the strong growth in overall market demand for managed infrastructure systems and the value of our solutions together with our successful sales and marketing efforts.

“Our Carrier business was weak throughout 2006, due primarily to the delay of high-probability deals well beyond their original forecast. Nevertheless, we remain optimistic regarding our ability to close these deals and other advanced-stage opportunities in the pipeline during 2007. To fuel our long-term Carrier growth, we have initiated the development of a strategic new product line.”

Mr. Zinger concluded, “Our efforts in 2006 have positioned RiT as a solid business with strongly-growing Enterprise sales and high-probability Carrier opportunities. In the year ahead, we will work to take full advantage of favorable Enterprise markets throughout the world and to realize the significant potential of our Carrier pipeline.”

Conference Call Details
The Company will host a conference call to discuss these results today, Thursday, February 1st, at:

10:00 a.m. Eastern Standard Time
9:00 a.m. Central Standard Time
8:00 a.m. Mountain Standard Time
7:00 a.m. Pacific Standard Time
17:00 Israel Time

To participate, please call one of the following teleconferencing numbers approximately 5-10 minutes prior to the scheduled start of the call:

U.S. (toll free) - 1-888-668-9141 International - +972-3-918-0687

To participate in the webcast of the call, please log-in about 5-10 minutes prior to the start of the call as follows: www.videonewswire.com/event.asp?id=37616

For those unable to participate, the teleconference will be archived for replay for 14 days at the same url address, beginning 12 o’clock noon (EST) the day of the call. Note: Participants in the webcast may submit questions to be addressed in the conference call in advance by email to: simonag@rit.co.il

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY	Simona Green
CONTACT:	VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT TECHNOLOGIES LTD.AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006

	December 31, 2006 (Unaudited) US$ (in thousands)	December 31, 2005 (Audited) US$ (in thousands)

Assets
Current Assets
Cash and cash equivalents	6,515	7,222
Marketable securities	-	506
Trade receivables, net	4,485	4,725
Other current assets	474	741
Inventories	7,567	5,101
Total Current Assets	19,041	18,295

Long term Investment	1,919	1,751

Property and Equipment
Cost	2,942	2,544
Less - accumulated depreciation	2,141	1,875
	801	669
Total Assets	21,761	20,715

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	6,107	3,270
Other payables and accrued expenses	2,088	2,680
Total Current Liabilities	8,195	5,950

Long-term Liability
Liability in respect of employees' severance benefits	2,398	2,253
Total Liabilities	10,593	8,203

Shareholders' Equity
Share capital	388	383
Treasury stock	(27)	(27)
Additional paid-in capital	32,127	31,335
Accumulated other comprehensive loss	0	(39)
Accumulated deficit	(21,320)	(19,140)
Total Shareholders' Equity	11,168	12,512
Total Liabilities and Shareholders' Equity	21,761	20,715

RiT TECHNOLOGIES LTD.AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except for per share information)

	For the three months ended December 31,		For the year ended December 31,
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Sales	7,111	7,071	25,092	27,852
Cost of sales	3,279	3,423	12,942	12,923
Gross profit	3,832	3,648	12,150	14,929

Operating costs and expenses:
Research and development:
Research and development, gross	1,195	1,018	4,325	4,212
Less - royalty-bearing participation	55	-	128	119
Research and development, net	1,140	1,018	4,197	4,093

Sales and marketing	2,052	2,022	7,735	7,624
General and administrative	573	430	2,177	2,007
Total operating expenses	3,765	3,470	14,109	13,724

Operating income (loss)	67	178	(1,959)	1,205
Financial income, net	34	47	237	198

Net income (loss)	101	225	(1,722)	1,403

Basic net income (loss) per ordinary share	0.01	0.02	(0.12)	0.10

Diluted net income (loss) per ordinary share	0.01	0.01	(0.12)	0.09

Weighted average number of ordinary shares,
used to compute basic net income (loss) per
ordinary share	14,641,573	14,374,659	14,628,856	14,288,900

Weighted average number of ordinary shares,
used to compute diluted income (loss) per
ordinary share	14,653,218	15,395,506	14,628,856	15,459,384

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel
Tel: +972-3-645-5151 Fax: +972-3-647-4115